Exhibit 99.106

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ACHIEVES KEY PRODUCTION, DEVELOPMENT AND
EXPLORATION MILESTONES FOLLOWING SUCCESSFUL THIRD QUARTER

•                             Timmins Mine achieves target of 1,500 tonnes per day (“tpd”) in late October, ore grades confirm geological estimates.

•                             Thunder Creek mineralization on 680 Level intersected effective today, November 10, 2010, cross cutting of mineralized zone to commence, development advancing on 300 and 315 levels, high-grade intercepts continue to expand Rusk Zone.

•                             Bell Creek Mill Phase One expansion completed, expanded capacity of 2,000 tpd achieved as of November 2, 2010, recoveries of over 96% continue to exceed target.

•                             Bell Creek Mine ramp reaches 360 Level, development on high-grade mineralization advancing, drilling extends mineralization to 1,400 metre depth, identifies high-grade core.

•                             Exploration success expected to add significantly to Company’s resources, 21 drills currently active.

TORONTO, ONTARIO—(Marketwire — November 10, 2010) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or “the Company”) today reported financial and operating results for the third quarter and first nine months of 2010.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Our 677 employees and contractors have achieved a great deal in a short time. Our mill expansion to 2,000 tpd is complete, we’ve reached our 1,500 tonne per day target at Timmins Mine, we are getting very exciting drill results at all of our key properties and, as of today, we are into the mineralization on the 680 Level at Thunder Creek. We are ramping up production quickly and are on track to exit the year producing 10,000 ounces per month at the Bell Creek Mill. We are also on track to significantly build our resource base, including announcing our first National Instrument (“NI”) 43-101 resource at Bell Creek very shortly, and we continue to aggressively explore at our Timmins projects and at a number of other very prospective exploration targets.”

Operations Overview

Timmins Mine Development

Initial production from Timmins Mine shaft commenced in late July. Mining of the first test stopes confirmed the grades in geological estimates and provided feed to commission the Company’s mill expansion. Mining of a 140,000 tonne block in the primary Ultramafic (“UM”) 1 Zone commenced in late September with the first 17,000 tonnes processed in October at average grade of 8.17 gpt.

Mining of the Timmins deposit, including from both the shaft and ramp, reached the target of 1,500 tpd in late October. Commercial production remains on track to be achieved at year end.

Thunder Creek

The Timmins Mine 200 Level access ramp reached the Thunder Creek deposit near end of June 2010 and intersected high-grade mineralization with characteristics similar to previously reported TC07-36 (24.61 gpt over 7.00 metres), including visible gold. In total, 500 metres of development was completed around the 300 Level during the third quarter of 2010 with development on a second level, the 315 Level, commencing subsequent to quarter end. The 650 Level access ramp reached the mineralization in the Thunder Creek deposit as of today, November 10, 2010.

Bell Creek Mill

62,198 tonnes were processed at an average grade of 3.75 gpt during the third quarter. A total of 7,222 ounces was produced during the quarter at an average recovery rate of 96.25%. For the nine months ended September 30, 2010, the mill processed 136,986 tonnes at average grade of 3.22 gpt for a total of 13,626 ounces at recovery rate of 96.10%. Of the 136,986 tonnes, approximately 95,000 tonnes was from the lower grade upper level stopes at Timmins Mine with the remainder mainly from the Timmins Mine shaft.

Phase One Mill Expansion

Installation of major equipment related to the Phase One mill expansion was largely completed as of September 17, 2010. A three week shutdown followed to complete electrical, piping and PLC installations. The expanded capacity of 2,000 tpd was achieved on November 2, 2010. During commissioning, the mill operated at an average rate of 1,370 tpd (from October 16, 2010 to October 31, 2010) and processed 21,900 tonnes at an average grade of 7.48 gpt (17,000 tonnes at 8.17 gpt from the Timmins deposit UM 1 Zone). A total of 5,107 ounces of gold were produced over the two week period. As of the end of October, the Company had processed approximately 19,000 ounces of gold.

Bell Creek Mine

Near the end of the third quarter 2010, the new access ramp being developed from surface reached the 320 Level, with the Company currently developing east and west along mineralization on the North A Zone. As of November 10, 2010, over 200 metres of sill development along the Zone was completed and the access ramp had reached the 360 Level.

Exploration Overview

Exploration expenditures for the first nine months of 2010 totalled $19.1 million and included $6.7 million at the Timmins Mine ($3.8 million related to the Timmins deposit and $2.9 million to Thunder Creek), $2.7 million at the Thorne property (Gold River Trend), $7.4 million at Bell Creek, $0.7 million at Casa Berardi, $1.3 million on the Mexican properties and the remainder at other projects. In total, 133,022 metres of drilling were completed as of September 30, 2010, including 56,193 metres during the third quarter.

As of November 10, 2010, the Company had 21 drills active on its properties, including 6 underground and 1 surface drill at Timmins Mine (3 underground drills related to the Timmins deposit and 3 underground drills and 1 surface drill related to Thunder Creek), 3 surface drills at the Gold River Trend, 1 surface drill at the 144 property, 6 surface and 2 underground drills at Bell Creek Mine, 1 surface drill at the Casa Berardi property, and 1 surface drill on the Mexican properties. The Company was also managing 1 surface drill at the RT Minerals Corp./Adventure Gold Inc. (“RTM/AGE”) option property, on behalf of RT Minerals Corp.

Bell Creek Mine: On November 2, 2010, new intersections reported from Bell Creek demonstrated the potential for extreme high-grade zones, including an intercept of 106.46 gpt over 7.05m, and extended the previously identified high-grade core at Bell Creek by 200 metres to depth. Six holes at the Wetmore property, along a potential new mineralized trend to the south of the Bell Creek/Vogel trend, all intersected structure and grade, with intercepts including 6.62 gpt over 0.40m and 6.77 gpt over 2.50m.

In September, the Company reported significant high-grade intercepts within the North A Zone at Bell Creek between the 300 and 360 levels, announced a minimum 300 metre extension of the Bell Creek mineralized system to a vertical depth of 1,400 metres, and confirmed the presence of a thick, higher-grade core to the mineralization below the 850 metre level as well as its extension by a minimum of 80 metres.

Thunder Creek: The underground drill program at Thunder Creek is well advanced with two drills on the 300 Level and one drilling operating from the 650 level drift. During the third quarter (August 30th), the Company announced wide, high-grade intercepts that confirmed the presence of mineralization below the 300 Level access drift at Thunder Creek in areas never before tested; extended the Rusk Zone 70 metres east of the 300 Level cross cut and 40 metres east of previous drilling; and extended the Rusk Zone westward of the main access crosscut.

On November 1, 2010, the Company reported high-grade intercepts at Thunder Creek which confirmed the Rusk Zone to a minimum 150 metres below the 300 Level cross cut, including 12.11 gpt over 7.20m, and extended the mineralization at least 30 metres up plunge above the 300 Level. The Company also announced initial observations from the first underground drill hole to test the Thunder Creek 650 Level, which intersected the Rusk Zone in addition to a wide interval of Hematite altered Syenite Porphyry measuring approximately 100 metres in width.

Timmins Deposit: On August 10, 2010, the Company reported wide, high-grade intercepts at the Timmins deposit including 13.55 gpt over 50.80m in a previously untested area between the Ultramafic and Footwall zones below the 650 Level. High-grade intercepts such as 61.35 gpt over 15.00m, including 122.65 gpt over 6.70m, in the Ultramafic Zone near the upper portion of the current mining block confirmed the continuity of mineralization and the potential for increased resource grades approaching the 525 Level.

Casa Berardi: On July 23, 2010, drill results at the Casa Berardi optioned property extended the G Zone in the Casa Berardi East Block by 120 metres down dip of previous drilling with new intercepts such as 11.54 gpt over 3.89m, 4.75 gpt over 1.00m and 3.10 gpt over 1.00m. Results to date indicate that the G Zone has a minimum strike length of 600 metres and depth potential of 300 metres from surface.

Outlook

During 2010, Lake Shore Gold expects to mine approximately 65,000 recoverable ounces from its Timmins projects. A portion of the ore mined is expected to be held in inventory at year end. The Company continues to anticipate exiting 2010 at a monthly production rate of 10,000 ounces from all sources.

At Timmins Mine, mining of the initial stoping block in the Timmins deposit UM 1 Zone, totaling approximately 140,000 tonnes, commenced near the end of the third quarter and will continue through the balance of the year and into 2011. Commercial production of the Timmins deposit is expected to be achieved at year end.

The Company is working toward preparing initial National Instrument (“NI”) 43-101 compliant resource estimates for both Bell Creek Mine (expected by the end of 2010) and the Timmins Mine Thunder Creek deposit (targeted for the second half of 2011).

After reaching the Thunder Creek deposit from the 200 Level access ramp from the Timmins Mine ramp in late June 2010, development along mineralization off of the 300 Level cross cut commenced in August 2010 and has since been extended to the 315 Level. Development of the 650 Level drift to Thunder Creek resumed in mid-July and reached the mineralization on the 680 Level at Thunder Creek on November 10, 2010 with initial development along mineralization to commence. The first underground drill was deployed on the 650 Level in late September 2010.

At the Bell Creek Mine, the new access ramp from surface has reached the 360 Level as of November 10, 2010. The ramp is expected to reach the 390 metre level by year end. Sill development from below the 300 Level on the “North A” vein commenced in September, with extensive surface and underground drilling being carried out at Bell Creek Mine in support of the Company’s target to establish an initial NI 43-101 compliant resource estimate before the end of the year.

Project and Exploration Spending

Total project spending in the first nine months of 2010 including capitalized operating costs but excluding exploration expenditures of $19.1 million, totalled $97.5 million ($81.2 million after proceeds of $16.3 million from the sale of pre-production gold mined during the first nine months of 2010). The Company expects its development related expenditures in 2010 to be in line with the previously announced forecast of $115.0 million (before net proceeds from anticipated gold sales), with an additional $28.0 million estimated for exploration spending.

					Total project and
		Property, plant	Total project	Exploration	exploration
Project and Exploration Spending ($’000)	Project spending	and equipment	spending	spending	spending
Timmins Deposit	$45,909	$8,687	$54,596	$3,768	$58,364
Thunder Creek (including advanced exploration)	3,799	—	3,799	2,871	6,670
Bell Creek Mill	16,451	3,152	19,603	—	19,603
Bell Creek Complex	15,696	3,768	19,464	7,358	26,822
Gold River Trend	—	—	—	2,702	2,702
Casa Berardi	—	—	—	653	653
Other projects	—	—	—	1,765	1,765
Project and Exploration Spending	$81,855	$15,607	$97,462	$19,117	$116,579
First nine months 2010 gold sales related to 2010 production			$(16,246)		$(16,246)
Net Project and Exploration Spending	$81,855	$15,607	$81,216	$19,117	$100,333

*      Net Project and Exploration Spending reported excludes non cash values allocated to resource properties on acquisition of various properties in the first nine months of 2010 ($4.4 million), non cash reduction of $8.7 million of the resource property balances due to finalization of purchase price allocation for the acquisition of West Timmins Mining Inc., noncash charges of $5.0 million for resource property and deferred exploration and net $6.2 million for property, plant and equipment and changes in working capital.

Cash and Cash Resources

At September 30, 2010, Lake Shore Gold had cash and cash equivalents of $126.1 million.

On September 10, 2010, the Company completed a bought deal financing with a syndicate of banks and raised gross proceeds of $88.2 million by issuing 22,325,000 common shares and 2,400,000 flow-through common shares. The funds raised will be used for exploration and development of the Company’s mineral projects and for general corporate purposes.

On July 28, 2010, the Company announced that it had signed a term sheet with UniCredit Bank AG for a three-year, corporate revolving credit facility of up to US$50 million. As of the end of the third quarter, the legal and technical due diligence related to the facility was ongoing with closing anticipated for late in the fourth quarter of 2010.

More information about Lake Shore Gold’s third quarter 2010 results and financial condition and liquidity is available in the Company’s consolidated financial statements and management’s discussion and analysis, which have been filed on sedar at www.sedar.com and posted to the Company’s website at www.lsgold.com.

Lake Shore Gold will also host a conference call and webcast on Thursday, November 11, 2010 at 10:00 am EST to discuss the Company’s performance and operating, development and exploration activities during the third quarter and first nine months of 2010. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2216 or 866-226-1792
Replay number: 416-695-5800 or 800-408-3053
Replay ID: 343758
Available until: 11:59 pm, November 25, 2010

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision is to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is currently carrying out pre-production development at the Timmins Mine, where it is using both a shaft and ramp to mine the Timmins deposit, and has intersected mineralization underground at the adjacent Thunder Creek deposit, which is being developed using the same infrastructure and as part of the Timmins Mine project. Progress is also being made with an underground advanced exploration program at its Bell Creek Mine, located on the east side of the City of Timmins, which is moving forward to become the Company’s second mining operation in the Timmins Gold Camp. The Company’s wholly owned mill (located on the Bell Creek property) has been refurbished and is currently operating at 2,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in the Timmins Gold Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this Press Release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this Press Release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Press Release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in the Company’s MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Except where NI 43-101 reserves have been established, there can be no guarantee that drill results reported in this news release will lead to the identification of deposits that can be mined economically.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com